Filed Pursuant to Rule 433 Registration No. 333-123085
December 5, 2005

GENERAL ELECTRIC CAPITAL CORPORATION

GLOBAL MEDIUM-TERM NOTES, SERIES A

(Fixed Rate Notes)

Issuer:	General Electric Capital Corporation

Ratings:	Aaa/AAA

Trade Date/Pricing Effective Time:	December 1, 2005, 11:00 A.M. Eastern Standard Time

Settlement Date (Original Issue Date):	December 6, 2005

Maturity Date:	November 15, 2011

Principal Amount:	US$600,000,000

Price to Public (Issue Price):	99.552%

Agents Commission:	0.300%

All-in Price:	99.252%

Accrued Interest:	US$ 333,333

Re-Offer Yield:	5.089%

Net Proceeds to Issuer:	US$ 595,845,333

Interest Rate Per Annum:	5.000%

Interest Payment Dates:	Semi-Annually on each May 15th and November 15th of each year, commencing May 15th, 2006 and ending on the Maturity Date

Day Count Convention:	30/360

Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.

Call Dates (if any):	Not Applicable

Call Notice Period:	Not Applicable

Put Dates (if any):	Not Applicable

Put Notice Period:	Not Applicable

Plan of Distribution:

The Notes are being purchased by the following financial institutions in their respective amounts (collectively, the “Underwriters”), as principal, at 99.552% of the aggregate principal amount less an underwriting discount equal to 0.30%% of the principal amount of the Notes.

Lead Manager:

Institution Commitment

Lehman Brothers Inc. $ 480,000,000

UBS Securities LLC 35,000,000

Co-Managers:

Blaylock & Partners, L.P. $ 85,000,000

Total $ 600,000,000

The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

CUSIP:	36962GT38

ISIN:	US 36962GT386

Common Code:	023763028

Reopening of Issue:	The Notes are intended to be fully-fungible and will form a single series with the Companys US$1,000,000,000 principal amount of Global Medium-Term Notes Due November 15, 2011 to be issued on December 2, 2005 under the Companys Pricing Supplement No. 4254 dated November 29, 2005.

Additional Information:

General.

At September 30, 2005, the Company had outstanding indebtedness totaling $344.022 billion, consisting of notes payable within one year, senior notes payable after one year and subordinated notes payable after one year. The total amount of outstanding indebtedness at September 30, 2005, excluding subordinated notes payable after one year was equal to $341.143 billion.

Consolidated Ratio of Earnings to Fixed Charges.

The information contained in the Prospectus under the caption “Consolidated Ratio of Earnings to Fixed Charges” is hereby amended in its entirety, as follows:

Year Ended December 31,

2000.                 1.52

2001.                 (Restated)   1.73

2002.                 (Restated)   1.66

2003.                 (Restated)   1.86

2004.                 (Restated)   1.89

Nine Months Ended September 30, 2005 1.82

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, minority interest and fixed charges. Fixed charges consist of interest and discount on all indebtedness and one-third of rentals, which the Company believes is a reasonable approximation of the interest factor of such rentals.

CAPITALIZED TERMS USED IN THIS PRICING SUPPLEMENT WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling the underwriter at 1-212-536-9664 or Investor Communications of the issuer at 1-203-357-3950.